

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Beck Chen
Chief Financial Officer
Dada Nexus Ltd
22/F Oriental Fisherman's Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People's Republic of China

> **Re: Dada Nexus Ltd**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed on April 28, 2022**
> **File No. 001-39305**

Dear Beck Chen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology